U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One)
☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10D
☐ Form N-CSR    ☐ Form N-SAR
For Period Ended:                July 2, 2006
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
 For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant:        TransTechnology Corporation
Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)
700 Liberty Avenue

City, State and Zip Code
Union, New Jersey 07083

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semiannual report, transition report on Form 10-K, 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.
The Registrant’s quarterly report on Form 10-Q could not be filed within the prescribed time period due to an inadvertent miscalculation of two (2) days in the filing deadline for the subject report. The inadvertent miscalculation resulted in the Registrant requiring additional time to prepare, and have reviewed, the financial statements of the Registrant for the quarter ended July 2, 2006. Such delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Joseph F. Spanier	(908)	688-2440

Name	Area Code	Telephone Number
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒ Yes	☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☐ Yes	☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TransTechnology Corporation

(Name of Registrant as specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2006	By:	/s/ Joseph F. Spanier

Joseph F. Spanier Vice President, Chief Financial Officer and Treasurer

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